T-Online

04045629

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International
Corporate Finance
Attention: Filing Desk

82-5725

SUPPL

450 Fith Street, NW
Washington, DC 20549

USA

Your ref.	
Our ref.	IR/as
Telephone	Phone: +49 (0) 61 51/6 80-29 32, Fax: -83 09
Date	12.10.2004
Subject	Ad-hoc-Releases of T-Online International AG

OCT 1 2 2004

Dear Sir/Madam,

Please find enclosed the Ad-hoc-Releases of T-Online International AG of October 9th and 10th, 2004.

Yours sincerely,

i.A. Anuoke Graaton
Investor Relations
T-Online International AG

PROCESSED
OCT 22 2004
THOMSON
FINANCIAL

Adhoc-Mitteilung

Aufsichtsrat der T-Online International AG stimmt Aufnahme von Verhandlungen über eine Verschmelzung mit der Deutsche Telekom AG zu

Der Aufsichtrat der T-Online International AG hat am 10. Oktober 2004, 14 Uhr, zugestimmt, dass der Vorstand der T-Online International AG in die angebotenen Gespräche und Verhandlungen mit dem Vorstand der Deutsche Telekom AG über eine mögliche Verschmelzung eintritt.

Ende der Ad-hoc-Mitteilung

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Notiert: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt
Tel. +49 (0) 6151/680-2929, **Fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Adhoc-Mitteilungen sind online abrufbar unter **www.t-online.net**
Adhoc releases are available online at **www.t-online.net**

Adhoc-Release

The Supervisory Board of T-Online International AG approves to enter into merger negotiations with Deutsche Telekom AG

The Supervisory Board of T-Online International AG consented, on 10 October 2004 at 14 pm, to the management board of T-Online International AG entering into the offered merger discussions and negotiations with the management board of Deutsche Telekom AG.

end of ad-hoc-announcement

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt
Tel. +49 (0) 6151/680-2929, **Fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Adhoc-Mitteilungen sind online abrufbar unter **www.t-online.net**
Adhoc releases are available online at **www.t-online.net**

Adhoc-Mitteilung

Deutsche Telekom AG hat T-Online International AG soeben Verhandlungen über eine Verschmelzung angeboten und die Entscheidung zur Abgabe eines Angebots zum Erwerb von Aktien mitgeteilt

Die Deutsche Telekom AG hat am 09. Oktober 2004 mitgeteilt, dass sie entschieden habe, den Aktionären der T-Online International AG ein Angebot zum Erwerb von Aktien der T-Online International AG zu einem Angebotspreis von EUR 8,99 je Aktie abzugeben und der T-Online International AG die Aufnahme von Gesprächen über eine Verschmelzung beider Unternehmen anzubieten. Vorstand und Aufsichtsrat der T-Online International AG werden am 10. Oktober hierüber beraten.

Ende der Ad-hoc-Mitteilung

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Notiert: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt
Tel. +49 (0) 6151/680-2929, **Fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Adhoc-Mitteilungen sind online abrufbar unter **www.t-online.net**
Adhoc releases are available online at **www.t-online.net**

Adhoc-Release

Deutsche Telekom AG has just offered to negotiate with T-Online International AG a merger and has announced the decision to make an offer for the acquisition of shares

Deutsche Telekom AG announced on 9 October 2004, that it has decided to make an offer to the shareholders of T-Online International AG to acquire their shares in T-Online International AG at an offer price of EUR 8.99 per share and to offer to enter into negotiations with T-Online International AG regarding a merger between the two companies. The Board of Management and Supervisory Board of T-Online International AG will discuss this on 10 October 2004.

end of ad-hoc-announcement

WKN: 555770; ISIN: DE0005557706; Index: TecDAX, NEMAX 50
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Eurex

T-Online International AG
Investor Relations

Waldstrasse 3, 64331 Weiterstadt
Tel. +49 (0) 6151/680-2929, **Fax** +49 (0) 6151/680-299
E-Mail: ir@t-online.net

Adhoc-Mitteilungen sind online abrufbar unter **www.t-online.net**
Adhoc releases are available online at **www.t-online.net**